Exhibit 99.1

GasLog Ltd. Declares Dividend on Series A Preference Shares

Hamilton, Bermuda September 17, 2021 — GasLog Ltd. (“GasLog” or “Company”) today announced a dividend of $0.546875 per share on its 8.75% Series A Cumulative Redeemable Perpetual Preference Shares, payable on October 1, 2021 for all shareholders of record as of September 30, 2021.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 17 are owned by GasLog, three have been sold to a subsidiary of Mitsui & Co. Ltd. to CMBFL and ICBC respectively, and leased back by GasLog under long-term bareboat charters and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners.